Exhibit 16(c)(xxi)

Preliminary Draft | Subject to Review and Revision by Citi’s Fairness Opinion Committee Citi | Investment Banking Project Stellar Special Committee Discussion Materials April 17, 2026 Strictly Private and Confidential

Revision by Citi’s Fairness Opinion Committee Confidential Material Disclaimer The following pages contain material provided to the Special Committee of the Board of Directors (the “Special Committee”) of Utz Brands, Inc. (the “Company”) by Citigroup Global Markets Inc. (“Citi”) in connection with a possible transaction involving the Company. The accompanying material was compiled or prepared on a confidential basis solely for the use of the Special Committee of the Company and not with a view toward public disclosure under any securities laws or otherwise. The information contained in the accompanying material was obtained from the Company and public sources. Any estimates and projections contained herein have been prepared or adopted by management of the Company, obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations, and there is no assurance that such estimates and projections will be realized. Citi does not take responsibility for such estimates and projections, or the basis on which they were prepared. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. In preparing the accompanying material, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of the Company, that they are not aware of any relevant information that has been omitted or that remains undisclosed to Citi. The accompanying material was not prepared for use by readers not as familiar with the Company as the Special Committee of the Company and, accordingly, neither the Company nor Citi nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than the Special Committee of the Company. The accompanying material is necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of the accompanying material. Citi does not have any obligation to update or otherwise revise the accompanying material. Nothing contained herein shall be construed as legal, tax or accounting advice. 2

Preliminary Draft | Subject to Review and Revision by Citi's Fairness Opinion Committee

# Summary Observations from Revised April 16th Proposal

| ($ in millions, except per share data) | | @ Market $7.85 | March 18th Proposal $11.00 | April 2nd Proposal $11.75 | April 16th Proposal $13.75 | Δ to Previous ($11.75) $2.00 / 17.0% |
|---|---|---|---|---|---|---|
| **Share Price - Premium (Discount) to:** | ***Metric*** | | | | | |
| Last Close (April 16, 2026) | *$7.85* | -- | 40.1% | 49.7% | 75.2% | 25.5% |
| Close as of April 15 (Revised April 16th Proposal) | *7.74* | 1.4 | 42.1 | 51.8 | 77.6 | 25.8 |
| Close as of April 1 (Revised April 2nd Proposal) | *7.72* | 1.7 | 42.5 | 52.2 | 78.1 | 25.9 |
| Close as of March 17 (March 18th Proposal) | *7.61* | 3.2 | 44.5 | 54.4 | 80.7 | 26.3 |
| 30-Day VWAP | *7.71* | 1.8 | 42.6 | 52.3 | 78.2 | 25.9 |
| 60-Day VWAP | *8.72* | (10.0) | 26.1 | 34.7 | 57.6 | 22.9 |
| 90-Day VWAP | *9.15* | (14.2) | 20.2 | 28.4 | 50.3 | 21.9 |
| Intra-day 52-Week High (July 23, 2025) | *14.67* | (46.5) | (25.0) | (19.9) | (6.3) | 13.6 |
| Intra-day 52-Week Low (March 25, 2026) | *7.12* | 10.3 | 54.6 | 65.1 | 93.3 | 28.1 |
| Research Analyst Price Target Median (Previously $13.00 (April 2, 2026)) | *12.50* | (37.2) | (12.0) | (6.0) | 10.0 | 16.0 |
| **Equity Value** | | $1,145 | $1,604 | $1,713 | $2,005 | $292 / 17.0% |
| **Firm Value** | | $1,895 | $2,354 | $2,463 | $2,755 | $292 / 11.8% |

| | |
|---|---|
| **Tax Receivable Agreement (TRA)** | • Confirmed proposal is reflective of a "potential liability" related to the TRA, based on public filings and "preliminary guidance" provided by Ulysses advisors |
| **Refined Request for Diligence / Timing** | • Removed language regarding value increase price tied to more information<br>• Described diligence as "bring-down" and "confirmatory in nature"<br>• Detailed diligence requests: (1) validation of long-range plan; (2) production site visits; (3) accounting review – focus on historical / future net income adjustment; (4) customary legal, tax, insurance, HR, environmental topics<br>• Request for management presentation (after receiving requested materials)<br>• Can complete work in <u>5 weeks</u> (with full cooperation) |
| **Multiple References to Ulysses' "Stockholders"** | • "We believe this Revised Proposal maximizes value for the Company's stockholders and provides a very attractive opportunity for Utz Brands' stockholders to obtain immediate liquidity and certain cash value during a period of considerable geopolitical, macro and industry uncertainty, with a highly compelling premium"<br>• "We believe our Revised Proposal would be welcomed by Utz Brands' stockholders, and would be seen by them as preferable to the risks inherent in Utz Brands continuing as a standalone company" |
| **Approvals & Conditions *(same as prior)*** | • Proposal is conditioned on: (1) negotiating terms of the rollover; (2) a shareholder's agreement with the Family; (3) mutually agreed treatment of the Tax Receivable Agreement; (4) approval by Ulysses' Special Committee; and (5) approval of a majority of disinterested Ulysses stockholders |

Source: Company filings, Ithaca's Proposals (March 18th, April 2nd, April 16th), and FactSet. Market data as of April 16, 2026.

citi | 3

Preliminary Draft | Subject to Review and Revision by Citi's Fairness Opinion Committee

# Ulysses Preliminary Financial Analysis Sensitivities

| Metric | Driver | Sensitivity |
|---|---|---|
| Revenue Growth | 2025A – 2031E CAGR: 3.8% | 2026AOP – 2031E (1.0%) / + 1.0% |
| Adj. EBITDA Margin | 2025A: 15.0%<br>2026AOP: 15.3%<br>2031E: 18.1% | 2026AOP – 2031E (0.5%) / + 0.5% |
| Tax Rate[1] | 2026AOP: 10.0%<br>2027E – 2031E: 25.9% | 2027E – 2031E + 1.0% / (1.0%) |
| WACC | 8.0% - 8.6% | + 25 bps / (25 bps) |
| PGR | 1.5% - 2.5% | (25 bps) / + 25 bps |
| Additional DCF Years | 2026AOP – 2031E<br>2031E Revenue Growth: 3.8%<br>2031E EBITDA Margin: 18.1% | Addition of 2032E – 2035E<br>Revenue Growth: 3.0%<br>EBITDA Margin: 18.1% |


Illustrative Impact to Equity Value per Share (Class A Shareholders)
Illustrative Discounted Cash Flow Analysis
Low $10.60
Midpoint $12.35
High $14.70
($0.45)
$0.45
($0.70)
$0.70
($0.20)
$0.20
($0.70)
$0.75
($0.50)
$0.55
$0.50

| Metric | Driver | Sensitivity |
|---|---|---|
| 2028E Future Share Price | 8.1x NTM EBITDA | (0.5x) / + 0.5x |


Illustrative Discounted Future Share Price Analysis(2)
$9.55
($0.75)
$0.75

Source: Ulysses Forecasts, public filings, FactSet. Market data as of April 16, 2026.
Note: Valuation date as of 12/28/2025. Ulysses fiscal year ends the last Sunday closest to December 31. Mid-year discount method for cashflows. Implied share price rounded to the nearest $0.05. Does not express view on any payments under the tax receivable agreement.
(1) Tax rate sensitivity applied exclusively to Cash EBIT in DCF analysis; does not apply to WACC analysis.
(2) Discounted at an illustrative cost of equity of 9.7%.

4